 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated April 8, 2024, announcing that the Company has been informed that certain funds managed by FourWorld Capital Management LLC have filed a claim with the Enterprise Court in Antwerp, Belgium in connection with CMB NV’s U.S. offer to purchase.

The information contained in Exhibit 99.1 of this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-272785) that was filed with the U.S. Securities and Exchange Commission effective June 20, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: April 8, 2024

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE 8 April 2024 – 11:00 p.m. CET _____________________________________
FOURWORLD FILES ANOTHER REQUEST
ANTWERP, Belgium, 8 April 2024 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) has been informed that certain funds managed by FourWorld Capital Management, LLC (“FourWorld”) have now also filed a claim with the Enterprise Court in Antwerp, Belgium.

The claim relates to the integrated solution for the strategic and structural deadlock within Euronav announced on 9 October 2023, of which CMB NV’s mandatory offer on all outstanding shares in the Company that closed on 15 March 2024 formed the final piece, as well as Euronav’s acquisition of CMB.TECH NV. FourWorld requests that all decisions of Euronav’s supervisory board and general meeting in relation to these transactions, as well as the transactions themselves, are declared null and void. In this regard FourWorld has summoned all parties involved in these transactions, i.e. Euronav, CMB NV, Frontline plc, Famatown Finance Limited, Hemen Holding Limited and Geveran Trading Co. Limited.

Euronav finds the claim to be without merit and intends to vigorously defend against it.

This latest request follows earlier complaints and requests filed by FourWorld in the United States District Court for the Southern District of New York and with the Market Court in Belgium against CMB NV. In March, the courts in Belgium and in the U.S. denied all FourWorld’s requests to suspend the closing of CMB NV’s mandatory offer.

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Contact:
Head of Marketing & Communications – Katrien Hennin
Tel: +32 499393470
Email: communications@euronav.com

Publication annual report: 11 April 2024

About Euronav NV & CMB.TECH
Euronav and CMB.TECH together represent a group with around 150 ocean-going vessels (including newbuildings) in dry bulk, container shipping, chemical tankers, offshore wind and oil tankers. The group focuses on large marine and industrial applications on hydrogen or ammonia. They also offer hydrogen and ammonia fuel to customers, through own production or third-party producers. The company is headquartered in Antwerp, Belgium, and has offices across Europe and Asia.

Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN.

PRESS RELEASE 8 April 2024 – 11:00 p.m. CET _____________________________________

Euronav plans to change the group's name to CMB.TECH. Euronav will remain the oil tanker shipping company within the group.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.